North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

March 8, 2013

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	North American Energy Resources, Inc.
Amendment No. 1 to Form 10-K for fiscal year ended April 30, 2012
Filed July 27, 2012
File No. 000-52522

Dear Ms. Nguyen Parker,

We have received your comment letter dated March 4, 2013. We offer the following information in response to your inquiries.

General

1.	Please confirm that unless otherwise noted your intention is to formally amend your annual report on Form 10-K for the fiscal year ended April 30, 2012 rather than comply with comments on a “future basis.”

Response:

Except as specifically noted, we will incorporate all changes into Amendment No. 1 of our April 30, 2012 Form 10-K upon your final approval of our recommended changes.

Properties

Proved Reserves Disclosures, page 9

2.	We note your response to comment 1 to our letter dated February 8, 2013. With respect to the May 1, 2011 reserves estimate, please disclose the qualifications of the technical person primarily responsible for overseeing the audit of Christopher Energy, LLC. With respect to the May 1, 2012 reserves estimate, please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. See Item 1202(a)(7). In the third party report, please disclose the adjusted average product price used. In addition, please include: a discussion of the possible effects of regulation on the ability of the company to recover the estimated reserves; a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report; and a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. See Item 1202(a)(8).

Response:

We would incorporate the following answers into the amendment.

a)	With respect to the May 1, 2011 reserves estimate, please disclose the qualifications of the technical person primarily responsible for overseeing the audit of Christopher Energy, LLC. – The Company’s President had primary responsibility for overseeing the audit of the May 1, 2011 report prepared by Christopher Energy, LLC. He has over 13 years experience as a petroleum engineer for major oil companies and was responsible for the preparation and review of reserve estimates for numerous domestic and international fields.
b)	With respect to the May 1, 2012 reserve estimate, please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. – The Company’s President, whose qualifications are noted in a) above.
c)	In the third party report, please disclose the adjusted average price used. – The adjusted average price used was $2.97 which is disclosed in the production volume, price and cost table.
d)	Please include a discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves. – Under current SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and governmental regulations. Accordingly, changes in current economic conditions, operating methods or governmental regulations could have a significant impact on the Company’s ability to recover its estimated reserves. Changes in existing economic conditions could improve conditions or could make them worse. Operating methods should act to improve the Company’s ability to recover its estimated reserves, but could result in damages to the formation, equipment failures and other factors that could limit the Company’s ability to recover its estimated reserves. As noted in Item 1, Governmental Regulations, Approval, Compliance and Environmental, the Company and its property are subject to a number of governmental agencies. These agencies have enormous power and through actions over which the Company may have no control, could cause a disruption of service which could materially impact the Company’s ability to continue to produce its reserves. Alternatively, stricter regulation of coal fired plants could benefit the gas pricing and improve the Company’s ability to recover its reserves. Should service disruptions occur the Company’s ability to produce its reserves would be negatively impacted and the likelihood that the Company can recover its projected reserves would be reduced.
e)	A statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report. – The Company has prepared reserve estimates based on assumptions, data, methods and procedures which it feels is appropriate for the purpose served by the report.
f)	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. – As indicated in its report, Christopher Energy, LLC has used all methods and procedures it considered necessary under the circumstances to prepare the report.

We have amended our initial response and would propose adding the following disclosure to the Form 10-K.

Preparation of reserves estimates or reserves audit

At April 30, 2012 and 2011, the Company owned an interest in one producing gas well located in Texas County, Oklahoma, with an original cost of $2,000, which was acquired in 2010.

The Company engaged a petroleum engineer to prepare the Company’s reserve estimate as of May 1, 2011 (see third party reports below). In 2012, the Company obtained production and operating cost information from the operator of the property and the Company’s accountant then determined that the actual production in 2012 was approximately 99% of the projected production from the May 1, 2011 reserve estimate.

The gas well produced net cash flow of $950 in 2012. The cost of engaging a third party petroleum engineer to prepare the reserves on May 1, 2011 was $1,750. Accordingly, the Company decided, with the concurrence of the Company’s independent registered public accounting firm, to prepare the 2012 reserve estimate internally. The Company’s accountant used the same assumptions developed by the petroleum engineer in preparing the reserve estimate at May 1, 2011, applied the current pricing requirement and prepared the reserve estimate at May 1, 2012.

The Company’s President had primary responsibility for overseeing the audit of the May 1, 2011 report prepared by Christopher Energy, LLC and the internally prepared report of May 1, 2012. He has over 13 years experience as a petroleum engineer for major oil companies and was responsible for the preparation and review of reserve estimates for numerous domestic and international fields . The Company has prepared reserve estimates based on assumptions, data, methods and procedures which it fees is appropriate for the purpose served by the report.

Under current SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and governmental regulations. Accordingly, changes in current economic conditions, operating methods or governmental regulations could have a significant impact on the Company’s ability to recover its estimated reserves. Changes in existing economic conditions could improve conditions or could make them worse. Operating methods should act to improve the Company’s ability to recover its estimated reserves, but could result in damages to the formation, equipment failures and other factors that could limit the Company’s ability to recover its estimated reserves. As noted in Item 1, Governmental Regulations, Approval, Compliance and Environmental, the Company and its property are subject to a number of governmental agencies. These agencies have enormous power and through action over which the Company may have no control, could cause a disruption of service which could materially impact the Company’s ability to continue to produce its reserves. Alternatively, stricter regulation of coal fired plants could benefit the gas pricing and improve the Company’s ability to recover its reserves. Should service disruptions occur the Company’s ability to produce its reserves would be negatively impacted and the likelihood that the Company can recover its projected reserves would be reduced.

Third party reports

The Company engaged Christopher Energy, LLC, Tulsa, Oklahoma to prepare a reserve estimate for the Company as of May 1, 2011. The report includes the disclosure required by Item 1202(a)(8) of Regulation S-K.

As indicated in more detail in its report, Christopher Energy, LLC has used all methods and procedures it considered necessary under the circumstances to prepare its report.

Executive Compensation

3.	Please revise your disclosure in the summary compensation table to include any shares of restricted stock granted to Mr. Silvey for the fiscal year ended April 30, 2011. See Item 402(n) of Regulation S-K.

Response:

The value of the restricted stock earned in the period is included in the table for the fiscal year ended April 30, 2011. To further clarify, we would expand the last sentence in the section “Narrative disclosure to summary compensation table” as follows:

Mr. Silvey was granted 160,000 shares of our restricted common stock valued at $145,600 in exchange for his services for the period from July 1, 2008 through June 30, 2010. The $145,600 valued was included as compensation when earned by Mr. Silvey with $60,667 recorded in the fiscal year ended April 30, 2009, $72,804 recorded in the fiscal year ended April 30, 2010 and the balance of $12,129 recorded in the fiscal year ended April 30, 2011.

Compensation of Directors

4.	Item 402(r) of Regulation S-K requires tabular disclosure of compensation of directors. Please confirm that you will provide such disclosure going forward.

Response:

We will add the tabular disclosure of compensation of directors commencing in the fiscal year ending April 30, 2013.

We acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

Clinton W. Coldren
Chief Executive Officer

Cc:	Karina V. Dorin
Staff Attorney
U.S Securities and Exchange Commission

Alan G. Massara
CFO
North American Energy Resources, Inc.